UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicy-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 297th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

1. DATE, TIME AND PLACE: June 10, 2016, at 08h00 a.m., at Telefônica Brasil’s (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Brooklin, São Paulo – SP.

2. CALL AND ATTENDANCE: The call was dismissed, as all members of the Board of Directors, which subscribe to these minutes, as provided in article 19, paragraph 4 of the Company's Bylaws, were present.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. RESOLUTIONS:

4.1. NOMINATION OF THE CHAIRMAN OF THE BOARD: Under Article 14, sole paragraph of the Company's Bylaws, was approved the appointment of the Director Mr. Eduardo Navarro de Carvalho, Brazilian, single, engineer, bearer of the Identity Card RG No. 52.558.558-8 SSP/SP enrolled with the CPF/MF under No. 531.710.556-00, resident and domiciled in Madrid, Spain, with business address at Ronda de la Comunicación s/nº, Central Building, 1st floor in the city of Madrid, Spain, 28050, as chairman of the Board of Directors for the new term of office ending on the date of the General Shareholders’ Meeting to be held in the year 2019.

4.2. NOMINATION OF THE MEMBERS OF THE COMMITTEES: The following members were elected to the committees that assist the Board of Directors for the new term that will end together with their respective terms of office as members of the Board of Directors:

(i) Audit and Control Committee: Mr. Luis Francisco Javier Bastida Ibargüen, Spanish, married, graduated in business science, bearer of the Passport No. AAH274604, resident and domiciled in Madrid, Spain, with commercial address at Gran Via, 28 - 12th floor in the city of Madrid, Spain, 28013, as Chairman of the Committee; Mr. Narcís Serra Serra, Spanish, married, economist, bearer of the passport No. AAH407154, domiciled in Barcelona, Spain, with business address at Calle Ramon Trias Fargas No. 25-27, Campus de la Ciutadella in Barcelona city, Spain, 08005, and Mr. Antonio Gonçalves de Oliveira, Brazilian, married, sociologist, bearer of the Identity Card RG No. 3.074.227-4, CPF/MF under No. 050.148.678-04, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; as members of the Committee;

(ii) Nominations, Compensation and Corporate Governance Committee: Mr. Francisco Javier de Paz Mancho, Spanish, married, advertiser, bearer of Passport No. AAC678025, domiciled in Madrid, Spain, with business address at Ronda de la Comunicación, s/nº, Central Building A, 1st floor, in the city of Madrid, Spain, 28050, as Chairman of the Committee; Mr. Amos Genish, Israeli, married, economist, bearer of the RNE No. V305047-D (CGPI/DIREX/DPF), enrolled with the CPF/MF under No. 009.194.169-50, resident and domiciled in the City of São Paulo, State São Paulo, with offices at Avenida Engenheiro Luis Carlos Berrini, 1376, 32nd floor, in the City of São Paulo, State of São Paulo, CEP 04571-936, and Mr. Luis Francisco Javier Bastida Ibargüen, previously qualified, as Committee members; and

Minutes of the 297th MBD P. 1/3

TELEFÔNICA BRASIL S.A.

Publicy-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 297th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

(Iii) Service Quality and Commercial Attention Committee: Mr. Antonio Carlos Valente da Silva, Brazilian, married, electrical engineer, bearer of the Identity Card CREA RJ No. 31.547-D, enrolled with the CPF/MF under No. 371.560.557-04, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Avenida Engenheiro Luis Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936, as Chairman of the Committee; Mr. Roberto Oliveira de Lima, Brazilian, divorced, business administrator, bearer of the Identity Card RG No. 4.455.053-4, enrolled with the CPF/MF under No. 860.196.518-00, resident and domiciled in the City of São Paulo, State São Paulo, with offices at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936 and Mrs. Sonia Julia Sulzbeck Villalobos, Brazilian, married, business administrator, bearer of the Identity Card RG No. 8.417.132-7 SSP/SP, enrolled with the CPF/MF under No. 022.306.678-82, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Estrada Carlos Queiroz Telles, 100, Apt. 101 - CEP 05704-150, as members of the Committee.

4.3. NOMINATION OF THE GENERAL SECRETARY OF THE BOARD: it was approved the appointment of Mr. Breno Rodrigo Pacheco de Oliveira, Brazilian, married, lawyer, bearer of the professional identity card OAB/RS under No. 45.479, enrolled with the CPF/MF under No. 711.936.930-04, resident in the City of São Paulo, State of São Paulo, with offices at Avenida Engenheiro Luis Carlos Berrini, 1376, 32nd floor, in the City of São Paulo, State of São Paulo, CEP 04571-936, as the General Secretary of the Board of Directors of the Company, for the new term of office ending on the date of the General Shareholders’ Meeting to be held in the year 2019.

4.4. NOMINATION OF THE EXECUTIVE BOARD: the members of the Executive Board of the Company were re-elected for a new term that begins today and will end on the date of the first meeting of the Board of Directors held after the General Shareholders’ Meeting of the year 2019, as follows:

(i) Chief Executive Officer: Mr. Amos Genish, previously qualified;

(ii) Chief Financial Officer, Investor Relations and Corporate Resources Officer: Mr. David Melcon Sanchez-Friera, Spanish, married, economist, bearer of the RNE No. G240737-5, enrolled with the CPF/MF under No. 238.558.708-45, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, in city of São Paulo, State of São Paulo, CEP 04571-936; and

Minutes of the 297th MBD P. 2/3

TELEFÔNICA BRASIL S.A.

Publicy-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 297th MEETING OF THE BOARD OF DIRECTORS

OF TELEFÔNICA BRASIL S.A.

(iii) General Secretary and Legal Officer: Breno Rodrigo Pacheco de Oliveira, previously qualified.

The re-elected Officers declared that they were not incurred in legal impediments to the exercise of their positions and were able to sign the clearance certificate referred to in art. 147 of Law No. 6.404/1976 and CVM Instruction No. 367/2002. These Officers shall be vested in their respective offices upon signing the respective terms of office and clearance, which will be filed at the Company's headquarters.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being following transcribed in the proper book. São Paulo, June 10, 2016. (Signatures) Eduardo Navarro de Carvalho – Chairman of the Board of Directors, Amos Genish; Ángel Vilá Boix; Antonio Gonçalves de Oliveira; Sonia Julia Sulzbeck Villalobos; Francisco Javier de Paz Mancho; Luis Francisco Javier Bastida Ibargüen; Luiz Fernando Furlan; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Roberto Oliveira de Lima and Antonio Carlos Valente da Silva. Secretary of the Board: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 297th Meeting of the Board of Directors of Telefônica Brasil S.A., held on June 10, 2016, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira Secretary of the Board of Directors

Minutes of the 297th MBD P. 3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 10, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director